Exhibit 4(xi)

WAIVER OF BOND ADJUSTMENT ENDORSEMENT

This endorsement is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this endorsement unless specifically changed by this endorsement. The endorsement effective date is the same as the Contract Date unless a different endorsement effective date is shown on the Data Page. In the event of a conflict between any provision in this endorsement and the contract, the provisions of this endorsement will control.

ENDORSEMENT BENEFIT

This endorsement establishes when the bond adjustment will be waived as described below.

DEFINITIONS

BOND ADJUSTMENT is an adjustment (which could be positive, negative, or equal to zero) to the Accumulated Value for a Surrender based on the change in the fair value of the hypothetical fixed income assets supporting the contract.

BOND ADJUSTMENT WAIVER AMOUNT is calculated the same as the Free Surrender Amount as shown on the Data Page and continues to apply even if the Surrender Charge percentage is zero. It is the amount that may be withdrawn from the contract without a Bond Adjustment, subject to the exclusions outlined in this endorsement.

WAIVING THE BOND ADJUSTMENT

The Bond Adjustment described in Your contract will be waived on the amount of a partial or full Surrender that does not exceed the Bond Adjustment Waiver Amount defined above.

The Bond Adjustment will not be waived for:

1.	Payment of a death benefit or;

2.	Full Annuitization; or

3.	Any amount of a partial or full Surrender in excess of the Bond Adjustment Waiver Amount.

Principal Life Insurance Company

{ Des Moines, Iowa 50392-0001 }

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